AMENDMENT TO THE CERTIFICATE OF INCORPORATION

OF BOOMERANG SYSTEMS, INC.

Adopted in accordance with the provisions of Section 242

of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of Boomerang Systems, Inc. (the "Corporation"), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by striking out the introductory sentence to article FOURTH thereof in its entirety and by substituting in lieu thereof of the following new introductory sentence to article FOURTH:

FOURTH: The total number of shares of capital stock of all classes which the Corporation shall have authority to issue Two Hundred One Million (201,000,000) shares, of which Two Hundred Million (200,000,000) shares, of a par value of $.001 per share, shall be designated “Common Stock”, and One Million (1,000,000) shares, of a par value of $.01 per share, shall be designated “Preferred Stock.”

2. That such amendment has been duly adopted by the written consent of the holders of not less than a majority of the outstanding stock entitled to vote thereon and that prompt written notice of the corporate action has been given to those stockholders who have not consented in writing, all in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

Dated: March 1, 2013

BOOMERANG SYSTEMS, INC.

By:	/s/ Christopher Mulvihill
Name: Christopher Mulvihill
Title: President